UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of July, 2010

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA CORP ANNOUNCES SHAREHOLDER RESOLUTIONS ADOPTED AT EXTRAORDINARY GENERAL MEETING

Beijing, China (July 27, 2010) – China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM), a leading media company in China, has announced shareholder resolutions adopted at its extraordinary general meeting of shareholders held in Beijing, China on July 19, 2010.

China Mass Media’s shareholders adopted the following resolutions proposed by the Company:

(1)	To approve the adoption of the Fifth Amended and Restated Memorandum and Articles of Association
(2)	To approve the adoption of the 2010 share option scheme
(3)	To grant a general mandate to the board of directors to issue new securities and repurchase shares of the Company
(4)
To approve the issuance of no more than 71,637,500 ordinary shares, par value US$0.001 per share, of the Company as a stock dividend credited as fully paid by capitalizing the profit and loss of the Company.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers approximately 482 minutes of advertising time slots per day on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has produced over 380 advertisements and has won a number of prestigious awards in China and across the world, including the “Gold Medal Award” at The New York Festivals® International Television and Film Awards.

http://www.chinammia.com

For further information, contact:

China Mass Media Corp.
Julie Sun, +86-10-8809 1050 Vice President of Corporate Development juliesun@chinammia.com

Christensen Beijing: Roger Hu, +86-158 1049 5326 rhu@ChristensenIR.com	United States: Linda Bergkamp, +1-480-614-3004 lbergkamp@christensenIR.com

CHINA MASS MEDIA CORP.
(Registrant)

Date: July 27, 2010	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer